CORONADO CORP

Sabana Oeste, Restaurante Princessa Marina,

200 Metros Oeste y 100 mts Norte, Portón Verde, Frente SBC Computadoras,

San Jose, Republica de Costa Rica
Tel:  506-(8)853-2231

March 4, 2009

VIA EDGAR CORRESPONDENCE ONLY

Mr. Kevin Woody, Branch Chief

Ms. Jennifer Monick, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Deltron, Inc.

Form 10-K for Fiscal Year Ended

September 30, 2008

Filed December 24, 2008

File No. 333-130197

Dear Mr. Wood y and Ms. Monick:

This letter is in response to your comment letter (the “Comment Letter”) dated January 27, 2009, with regard to the Form 10K filing of Deltron, Inc., a Nevada corporation (“Deltron” or the "Company") originally filed on December 24, 2008.

In response to question 1, the Company has revised the information provided under Item 9AT.  In response to question 2, the Company has revised and is refilling its certification pages under Exhibit 31.

Finally, the Management of Deltron acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

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Securities and Exchange Commission (“SEC” or “Commission”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at this office with any further comments or questions.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so Deltron can respond with a prompt response.

Thank you in advance for your courtesies.

Sincerely,

/s/ Randall Fernandez

Randall Fernandez, President